Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

For Immediate Release	Contact: David L. Clark Vice President, Operations NPS Pharmaceuticals, Inc. (801) 583-4939 Ernie Knewitz Media Relations Noonan Russo Presence (212) 845-4253

NPS PHARMACEUTICALS REPORTS FOURTH QUARTER

AND YEAR END 2002 FINANCIAL RESULTS;

COMMENTS ON MERGER WITH ENZON

Salt Lake City, Utah—February 27, 2003—NPS Pharmaceuticals, Inc. (Nasdaq: NPSP) announced today its financial results for the fourth quarter and year ended December 31, 2002. The company incurred a net loss for the quarter of $25.4 million, or $0.76 per share, compared to a net loss in the fourth quarter of 2001 of $13.6 million, or $0.45 per share. For the year ended December 31, 2002, the net loss was $86.8 million, or $2.79 per share, compared to $50.0 million, or $1.67 per share for the year ended December 31, 2001.

Revenues for the fourth quarter of 2002 were $133,000 compared to revenues of $9.0 million for the same period in 2001. Revenues for the year ended December 31, 2002 were $2.2 million, compared to $10.4 million in the same period of 2001. The decreases in revenues for the three and twelve months ended December 31, 2002 as compared to the same periods in the prior year were primarily due to the recognition of milestone payments from the company’s licensees Amgen, Kirin, Forest, and Janssen during the fourth quarter of 2001. Similar milestones were not recognized during the three or twelve months ended December 31, 2002. Additionally, as a result of on-going negotiations with the Government of Canada to amend certain provisions of our research funding agreement and beginning with the third quarter of 2002, the company has not recognized revenue under the terms of this agreement. Based on the outcome of these negotiations, the company may recognize the remaining approximate Cnd. $900,000 under the terms of this agreement.

Research and development expenses were $22.7 million for the fourth quarter of 2002 compared to $21.9 million for the fourth quarter of 2001. For the full year, research and development expenses were $80.9 million in 2002, compared to $60.1 million in 2001. Research and development expenses increased over the prior year amounts in both periods primarily due to the costs of conducting clinical trials for PREOS™, including the costs of the on-going pivotal Phase III trial; increased activities in the development of ALX-0600; and costs related to the manufacture of clinical and commercial supplies of PREOS and ALX-0600, including costs related to a Commercial Manufacturing Agreement signed in October 2002 with Boehringer Ingelheim Austria GmbH for the manufacture of bulk drug supplies of PREOS in support of commercial launch.

General and administrative expenses were $4.4 million for the fourth quarter of 2002 compared to $3.1 million in the same quarter in 2001. For the full year, general and administrative expenses were $14.8 million in 2002, compared to $12.1 million for the same period in 2001. The increases in general and administrative expenses over the prior year are primarily the result of market development activities associated with PREOS and marketing personnel.

Amortization of goodwill and intangibles decreased from $831,000 to $331,000 for the fourth quarter of 2002 as compared to the same period in the prior year and from $3.4 million to $1.3 million for the year ended December 31, 2002 as compared to the same period in the prior year. The decreases are the result of the company adopting the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. SFAS No. 142 eliminated the amortization of goodwill. During the three and twelve months ended December 31, 2001, the company recorded amortization expense of $508,000 and $2.1 million, respectively, or $.02 and $.07, respectively, per basic and diluted share, that would not have been recorded under SFAS No. 142.

Other income, net, decreased from $3.5 million to $1.8 million for the three months ended December 31, 2002 as compared with the same period in the prior year, and from $15.5 million to $7.9 million for the year ended December 31, 2002 as compared with the same period in 2001. The decreases in 2002 are primarily the result of decreased interest income resulting from lower interest rates and decreased average cash, cash equivalents, and marketable investment security balances during 2002 as compared with the same periods in the prior year. These average balances decreased as cash, cash equivalents and marketable investment securities were used to fund current operations. Additionally, during the year ended December 31, 2001, the company recognized income of $1.7 million from equity method investments and only recognized $200,000 from equity method investments during the year ended December 31, 2002.

Merger With Enzon

NPS recently announced it had signed a definitive agreement to a merger of equals with Enzon Pharmaceuticals of Bridgewater, New Jersey in a stock-for-stock transaction. The merger agreement has been unanimously approved by the Board of Directors of NPS, and is subject to certain closing conditions, including approval by the shareholders of both companies.

Commenting on the merger, Hunter Jackson, Ph.D., President, Chairman and CEO of NPS stated, “We strongly believe that the combination of NPS and Enzon will accelerate value creation for both companies’ stockholders with a lower cost of capital and execution risk than either company could have achieved alone. Our new company will use the revenues generated by marketed Enzon products to maximize the value of a pipeline that offers exceptional value, but which may not be optimally exploited without sufficient resources. Our new company will use the commercial capabilities of Enzon and our increased financial flexibility to ensure that we maximize the success of the planned partnering of PREOS. The new company will also avoid the significant cost associated with building out our development and commercial infrastructure, including the continued expansion of our newly leased New Jersey facilities. We also expect to leverage the manufacturing infrastructure of the combined company to ensure that our in-house and contract manufacturing efforts minimize cost of goods, and maximize product quality and supply. The combination of NPS and Enzon represents an opportunity for our investors, our employees and the patients who will use our drugs to benefit from the creation of an integrated, fast-growing and truly sustainable enterprise.”

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

(A Development Stage Enterprise)

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,		October 22, 1986 (inception) through December 31,
	2002	2001	2002	2001	2002
Revenues from research and license agreements	$133	9,033	2,154	10,410	75,673
Operating expenses:
Research and development	22,655	21,852	80,872	60,090	260,418
General and administrative	4,412	3,111	14,777	12,099	73,928
Amortization of intangibles	331	831	1,322	3,411	8,294
In-process research and development acquired	—	—	—	—	17,760

Total operating expenses	27,398	25,794	96,971	75,600	360,400

Operating loss	(27,265)	(16,761)	(94,817)	(65,190)	(284,727)
Other income, net	1,754	3,453	7,883	15,522	38,608

Loss before taxes	(25,511)	(13,308)	(86,934)	(49,668)	(246,119)
Income tax expense (benefit)	(112)	300	(102)	300	1,216

Loss before cumulative effect of accounting change	(25,399)	(13,608)	(86,832)	(49,968)	(247,335)
Cumulative effect of accounting change	—				(500)

Net loss	$(25,399)	(13,608)	(86,832)	(49,968)	(247,835)

Basis and diluted net loss per common and Common-equivalent share	$(0.76)	(0.45)	(2.79)	(1.67)

Weighted average common and common-equivalent shares outstanding—basic and diluted	33,620	30,069	31,165	29,912

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	December 31, 2002	December 31, 2001
Cash, cash equivalents and marketable investment securities	$234,454	$207,518
Other current assets	5,149	11,837
Plant and equipment, net of accumulated depreciation and amortization	4,310	4,868
Other assets, net of accumulated amortization	9,555	10,753

Total assets	253,468	234,976

Current liabilities	11,106	13,041

Paid-in capital and common stock	489,387	382,711
Deferred compensation	(370)	(34)
Accumulated other comprehensive income (loss):
Net unrealized gain on marketable investment securities	2,540	2,030
Foreign currency translation	(1,360)	(1,769)
Deficit accumulated during development stage	(247,835)	(161,003)

Net stockholders’ equity	242,362	221,935

Total liabilities and stockholders’ equity	$253,468	$234,976

Contact Information and Company Description

The management of NPS will discuss the company’s fourth quarter results and other related matters on a conference call today at 3:00 p.m. MST (5:00 p.m. EST). To participate in the conference call, dial 800-374-0232 and use access code 7608380. International callers may dial 706-634-6338 using the same access code. In addition, live audio of the conference call will be simultaneously broadcast over the Internet and may be accessed under the Investor Relations page, Calendar of Events section of the company’s web site (www.npsp.com). Please click on the web cast link and follow the prompts for registration and access. If you are unable to participate in the live call, a replay will be available at 800-642-1687 (with access code 7608380) until midnight March 8, 2003. The replay number for international callers is 706-645-9291. The web cast portion of the call will also be available on the NPS web site for the same period of time.

NPS discovers, develops and intends to commercialize small molecules and recombinant proteins as drugs, primarily for the treatment of metabolic, bone and mineral, and central nervous system disorders. The company has drug candidates in various stages of clinical development backed by a strong discovery research effort. The two most advanced product candidates are cinacalcet HCl for the treatment of hyperparathyroidism, which has been licensed to Amgen and is in Phase III clinical trials, and PREOS, the company’s proprietary protein for the treatment of osteoporosis, which is also in Phase III trials. Additional information is available on the company’s web site, http://www.npsp.com.

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions

Of The Private Securities Litigation Reform Act of 1995

Statements made in this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements include those regarding the proposed NPS/Enzon merger and the anticipated benefits to the company of the merger, our intent to commercialize small molecules and recombinant proteins as drugs, specifically, our product candidates, PREOS and cinacalcet HCl. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: the NPS and Enzon businesses may not be integrated successfully; costs related to the proposed merger may be significant and greater than we expect; the NPS or Enzon stockholders may fail to approve the proposed merger; we do not have and may never develop any products that generate revenues; our product candidates may not prove to be safe or efficacious; the FDA may delay approval or may not approve any of our product candidates; current collaborators or partners may not devote adequate resources to the development and commercialization of our licensed drug candidates which would prevent or delay introduction of drug candidates to the market; we may be unable to generate adequate sales and marketing capabilities to effectively market and sell our products; failure to secure adequate manufacturing and storage sources for our products could result in disruption or cessation of our clinical trials and eventual commercialization of such products; and we may not have or be able to secure sufficient capital to fund development and commercialization of our product candidates. All information in this press release is as of February 27, 2003, and we undertake no duty to update this information. A more complete description of these risks can be found in our filings with the Securities and Exchange Commission, including our Current Report on Form 8-K dated October 29, 2002, our Annual Report on Form 10-K for the year ended December 31, 2001 and in our quarterly report on Form 10-Q for the third quarter of 2002.

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the proposed merger transaction will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678.

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